November 4, 2026

U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Additions and Deletion of Principals - Form SBSE-A

To whom it may concern:

The Truist Bank Swap Dealer and Security-Based Swap Dealer has onboarded the following individuals as Principals:

Michael P. Lyons, President and Chief Executive Officer, NFA ID 0512246, approved by the NFA as a Truist Bank Swap Dealer Principal on September 9, 2026; and

Catherine Pombier Bessant, Outside Director, NFA ID 0549933, approved by the NFA as a Truist Bank Swap Dealer Principal on September 28, 2026.

Mr. Lyons began his role as Truist's President and Chief Executive Officer on August 31, 2026. William Henry Rogers, Jr., is no longer President and CEO, but now serves as Executive Chair of the Board of Directors.

The Truist Bank Swap Dealer and Security-Based Swap Dealer has also offboarded the following individual as a Principal:

Christine Sears, Outside Director, NFA ID 0524992, retired from the Board of Directors on April 23, 2024.

A business division of Truist Bank that engages in security-based swap and swap dealing activities has undergone a reorganization and name change. Financial Risk Management has been divided into two teams: the Derivatives Solutions Group ("DSG"); and the FX Services Group ("FX"). This change is included in the updated SBSE-A.

Thank you,

Stephen DeRubertis
Vice President, Compliance Manager
227 W. Monroe Street, Chicago, IL 60606